Exhibit 99.1

SUBSCRIPTION AGREEMENT

between

GWANDA COMMUNITY SHARE OWNERSHIP TRUST
(a trust registered in Zimbabwe under registration number [●] )
("the Subscriber")

and

BLANKET MINE (1983) (PRIVATE) LIMITED
(a company incorporated in Zimbabwe under registration number 172/69)
("the Company" )

and

CALEDONIA HOLDINGS ZIMBABWE (PRIVATE) LIMITED
(a company incorporated in Zimbabwe under registration number 5/45)
("CHZ" )

CONTENTS

No	Clause	Page No

1	DEFINITIONS	1
2	BACKGROUND	2
3	CONDITIONS PRECEDENT	3
4	SUBSCRIPTION	4
5	DONATION	4
6	FUNDING	4
7	DIRECTORS	5
8	CONFIDENTIALITY	6
9	SUPPORT	6
10	DOMICILIUM CITANDI ET EXECUTANDI	7
11	BREACH AND TERMINATION	8
12	ARBITRATION	9
13	GOVERNING LAW AND JURISDICTION	10
14	INTERPRETATION	10
15	GENERAL	10
16	COSTS	11

   1  DEFINITIONS

In this Agreement, unless the context indicates otherwise, the words and expressions set out below shall have the meaning assigned to them and cognate expressions shall have a corresponding meaning, namely:

1.1	Agreement	means this subscription agreement;
1.2	Auditors	means the Company’s auditors as at the Signature Date or failing that, at the election of the board of directors of the Company, Deloitte, KPMG or Ernst & Young;
1.3	BETS	means Blanket Employee Trust Services (Private) Limited, a company registered in Zimbabwe under registration number [●], and which is a wholly owned subsidiary company of the Blanket Employee Trust ;;
1.4	Business Day	means any day that is not a Saturday, Sunday or public holiday in Zimbabwe;
1.5	Closing Date	means the 5th (fifth) Business Day after the fulfilment of the suspensive conditions in clause 3;
1.6	Directors	means the directors of the Company from time to time appointed in accordance with clause 7;
1.7	Indigenisation	means the process and objectives contemplated in the Indigenisation Act and the Regulations;
1.8	Indigenisation Act	means the Indigenisation and Economic Empowerment Act [Chapter 14.33];
1.9	MOU
means the memorandum of understanding concluded by Caledonia Mining Corporation, CHZ, the Company, and the Minister of Youth, Development, Indigenisation and Empowerment of the Government of Zimbabwe on 20 February 2012;

1.10	Parties	means CHZ, the Company, and the Subscriber and "Party" means any one of them, as the context may indicate;
1.11	Regulations	means the Indigenisation and Economic Empowerment (General) Regulations, 2010;
1.12	NIEEF	means the National Indigenisation Economic Empowerment Fund established in terms of section 12 of the Indigenisation Act;
1.13	Signature Date	means the date of signature of this Agreement by the Party last in time to do so;
1.14	Subscriber's Bank Account
means the bank account nominated by the Subscriber for the payment of the amount referred to in clause 5, the details of which are as follows:
Bank: [•]
Branch: [•]
Branch Code: [•]
Account Number: [•];

1.15	Subscription Shares
means 4,280,000 (four million two hundred and eighty thousand) B” class shares representing 10% (ten percent) of the issued share capital of the Company, which shall confer the right to receive the dividend described in clause 4.3 below; and

1.16	Zimco	means Zimco (Private) Limited, a company to be incorporated in Zimbabwe.

   2  BACKGROUND

2.1	CHZ and the Company have agreed to the Indigenisation of the Company in accordance with the provisions of the MOU.

2.2	In terms of the MOU, the Company is required to issue the Subscription Shares to the Subscriber.

2.3	The Parties wish to record the terms on which the Subscriber will subscribe for the Subscription Shares.

   3  CONDITIONS PRECEDENT

3.1	The implementation of this Agreement is, save for the provisions of clauses 1, 3.2 and 7 to 16, inclusive, which will be of immediate force and effect, subject to:

3.1.1	the following agreements being concluded and becoming unconditional according to their terms, save for the condition that this Agreement is concluded and becomes unconditional:

3.1.1.1
an agreement between the Company and BETS in terms of which BETS will subscribe for 4,280,000 (four million two hundred and eighty thousand) "A" class shares representing 10% (ten percent) of the issued share capital of the Company;

3.1.1.2
an agreement between the Company and Zimco in terms of which Zimco will subscribe for 6,420,000 (six million four hundred and twenty thousand) “A” class shares representing 15% (fifteen percent) of the issued share capital of the Company; and

3.1.1.3
an agreement between the Company and NIEEF in terms of which NIEEF will subscribe for 6,848,000 (six million eight hundred and forty eight thousand) "A" class shares representing 16% (sixteen percent) of the issued share capital of the Company;

3.1.2
receipt by CHZ and the Company of written confirmation from the Ministry of Youth, Development, Indigenisation and Empowerment of the Government of Zimbabwe that the implementation of this Agreement and the agreements in clause 3.1.1 constitutes compliance by CHZ and the Company with the requirements of the Indigenisation Act and the Regulations;

3.1.3
receipt by CHZ and the Company of the approvals, to the extent certified in writing by the Auditors to be required by law, by the Reserve Bank of Zimbabwe of the transactions contemplated in the MOU and any related transactions and/or corporate re-organisation required to give effect to the Indigenisation by CHZ of the Company; and

3.1.4
receipt by CHZ and the Company of written confirmation of the unconditional withdrawal by the Zimbabwe Ministry of Mines and Mining Development to the Company of the letter sent by it to the Company dated 13 December 2011 requiring the Company to reach agreement with the Zimbabwean Mining Development Corporation regarding the Indigenisation of the Company.

3.2	The Parties shall use all commercially reasonable endeavours to procure the fulfilment of the conditions precedent stipulated in clause 3.1.

3.3	The conditions in clause 3.1 above are stipulated for the benefit of CHZ and CHZ may waive any one or all of those conditions by way of written notice to the Subscriber.

3.4
In the event of the conditions stipulated in clause 3.1 not being fulfilled on or before 30 September 2012, or on or before such later date as CHZ and the Company agree upon in writing, this Agreement shall lapse and shall be of no further force or effect and no Party shall have any claim against the other Parties arising from the provisions of this Agreement or the termination thereof.

   4  SUBSCRIPTION

4.1	The Subscriber hereby subscribes for the Subscription Shares.

4.2
The Company hereby accepts the subscription for the Subscription Shares as set out in clause 4.1, and undertakes to allot and issue the Subscription Shares to the Subscriber on the Closing Date at a nominal value of US$ 1 (one US Dollar).

4.3
The Subscription Shares shall confer on the Subscriber the right to receive a dividend in the amount of US$1,000,000 (one million US Dollars), which shall be payable by the Company to the Subscriber within 12 (twelve) months of the Closing Date.

   5  DONATION

The Company hereby donates, and undertakes on the Closing Date to pay to the Subscriber, an amount of US$1,000,000 (one million US Dollars) in cash, by way of electronic transfer by the Company to the Subscriber's Bank Account.

   6  FUNDING

6.1
If the Directors should at any time resolve to call on the shareholders of the Company to advance capital to the Company, either by way of share capital or loans, the Subscriber shall advance such capital pro rata to its shareholding in the Company at the date on which the Directors determine that the capital is required.

6.1.1
If the Subscriber is unable or unwilling to provide the capital required in terms of clause 6.1, then it shall notify the Company in writing to that effect within 30 (thirty) days of the date on which it is advised in writing (“the Finance Date”) by the Company that capital is required from it.

6.1.2
If the Company should receive a notice contemplated in clause 6.1.1, or if the Subscriber should fail to give a notice as contemplated in clause 6.1.1 and should fail to comply with its obligation to advance capital to the Company in terms of this clause 6.1 within 90 (ninety) days from the Finance Date, and if CHZ is prepared to provide the amount of the finance which the Subscriber was required to advance to the Company, then CHZ shall notify the Company in writing to that effect within 10 (ten) Business Days of receipt of the notice referred to in clause 6.1.1, or of failure by the Subscriber to advance capital as required in terms of this clause 6.1.

6.2
If the Subscriber is called upon to advance an amount to the Company in terms of clause 6.1 above, and if the Subscriber has declined or, as the case may be, failed to comply with such request in accordance with the provisions of clauses 6.1.1 and 6.1.2, then, if it shall have exercised the right to advance to the Company the amount which the Subscriber has declined to advance, CHZ shall have the right, to call upon the Subscriber to sell CHZ such number of shares at par as shall, after transfer thereof into the name of CHZ, result in CHZ such percentage of the issued voting capital of the Company as shall be equal to the percentage which the aggregate of loan capital and share capital contributed by CHZ to the Company constitutes of the total capital contributed by all shareholders by way of share capital and loan capital.

   7  DIRECTORS

7.1	The board of Directors shall be comprised of a maximum of 8 (eight) Directors.

7.2	The Parties agree that:

7.2.1	the Subscriber shall be entitled to appoint 1 (one) Director who shall be acceptable to the majority of the Board of Directors of the Company whose acceptance shall not be unreasonably withheld;; and

7.2.2	CHZ shall be entitled to appoint 4 (four) Directors.

7.3
The Subscriber and CHZ shall have the right, from time to time, by notice in writing to the Company, to remove a Director nominated by it in terms of clause 7.1 as a Director and to nominate, in accordance with clause 7.2 another person in the place of the Director so removed.

   8  CONFIDENTIALITY

8.1
All communications between the Parties and all information and other materials supplied to or received by a Party from any of the other Parties which relates in any way to this Agreement and to the Company shall be kept confidential by the Parties unless or until the relevant Party can reasonably demonstrate that:

8.1.1	any such communication, information or material is, or part of it is, in the public domain through no fault of its own; or

8.1.2	any such communication, information or material has been lawfully obtained from any third party; or

8.1.3	the information is already lawfully known to the relevant Party at the time that Party receives such information; or

8.1.4	the relevant Party is obliged by law to disclose such information,

whereupon this obligation in respect of that information shall cease.

8.2
The Parties shall use their best endeavours to procure the observance of these restrictions and shall take all reasonable steps to minimise the risk of disclosure of confidential information by ensuring that only they themselves and such of their employees, agents or consultants whose duties will require them to possess any of such information shall have access to such information, and will be instructed to treat the same as confidential.

8.3
The obligation contained in this clause 8 shall endure, even after the termination of this Agreement, without limit in point of time, except and until such confidential information falls within any of the provisions of clauses 8.1.1 to 8.1.4, and shall be subject to the Company's confidentiality regime at the Signature Date.

   9  SUPPORT

The Parties undertake at all times to do all such things, perform all such actions and take such steps (including in particular the exercise of their voting rights in the Company) and to procure the doing of all such things, the performance of all such actions and taking of all such steps as may be open to them and necessary for or incidental to the putting into effect the provisions of this Agreement.

   10  DOMICILIUM CITANDI ET EXECUTANDI

10.1
Each Party chooses the address set out opposite its name below as its domicilium citandi et executandi at which all notices, legal processes and other communications must be delivered for the purposes of this Agreement:

10.1.1	the Subscriber	[•] Fax: [•] Email:[•] [For attention: [•]]

10.1.2	the Company	6th Floor Red Bridge NE Eastgate 3rd Street and R. Mugabe Road Harare Zimbabwe Fax: 263 284 23193 Email: CMangezi@blanketmine.com [For attention: Mr. Caxton Mangezi]

10.1.3	CHZ	6th Floor Red Bridge NE Eastgate 3rd Street and R Mugabe Road Harare Zimbabwe Fax: +27 11 447 2554 Email: scurtis@caledoniamining.com [For attention: Mr. Steve Curtis]

10.2
Any notice or communication required or permitted to be given in terms of this Agreement shall be valid and effective only if in writing, and delivered by hand or sent or transmitted by registered post, telefax or by email.

10.3
Each Party may by written notice to the other Parties change its chosen address and/or its chosen telefax number and/or its email address to another physical address, telefax number or email, provided that the change shall become effective on the fourteenth day after the receipt of the notice by the addressee.

10.4	Any notice to a Party:

10.4.1	sent by prepaid registered post to it at its chosen address;

10.4.2	delivered by hand to a responsible person during ordinary business hours at its chosen address;

10.4.3	transmitted during ordinary office hours by facsimile to its chosen telefax number; or

10.4.4	transmitted during ordinary office hours by email to its chosen email address,

unless the contrary is proved, shall be deemed to have been received, in the case of clause 10.4.1, on the 7th (seventh) Business Day after posting and, in the case of clauses 10.4.2, 10.4.3 and 10.4.4, on the day of delivery or transmission as the case may be.

   11BREACH AND TERMINATION

11.1
Should a Party (“the Defaulting Party”) commit a breach of any provision of this Agreement and fail to remedy such breach within 14 (fourteen) days from the date of written notice from any other Party to this Agreement (“the Aggrieved Party”) calling upon it to do so, the Aggrieved Party shall have the right, without prejudice to any other rights available in law, either:

11.1.1
if the breach complained of can be fully remedied by the payment of money, to take whatever action may be necessary to obtain payment of the amounts required by the Aggrieved Party to remedy such breach; or

11.1.2
if the breach complained of cannot be fully remedied by the payment of money, or, alternatively, if it can be so remedied and payment of any amounts claimed by the Aggrieved Party in terms of clause 11.1.1 is not made to the Aggrieved Party within 7 (seven) days of the date of determination through arbitration or legal process of the amount legally payable, to take whatever action may be necessary to enforce its rights under this Agreement or to terminate this Agreement, and in either event to claim such damages as it may have suffered as a result of such breach of contract.

11.2	The Defaulting Party shall be liable for all costs and expenses (calculated on an attorney and own client scale) incurred as a result of or in connection with the default.

11.3
Should the Subscriber institute and/or cause to be instituted, any legal action of any nature whatsoever against the Company, the Company shall have the right, exercisable by written notice given to the Subscriber at any time after the institution of any such legal action, to terminate this Agreement and purchase from the Subscriber all of the Subscription Shares at a value determined by the Auditors.

   12  ARBITRATION

12.1
Any dispute arising out of this Agreement or the interpretation thereof, both while in force and after its termination, shall be submitted to and determined by arbitration in accordance with the provisions of the First Schedule to the Arbitration Act, 6 of 1996, (for the purpose of this clause 12, ("the Act"). Such arbitration shall be held in Harare unless otherwise agreed and shall be held in a summary manner with a view to it being completed as soon as possible.

12.2	There shall be one arbitrator, who shall be, if the question in issue is:

12.2.1	primarily an accounting matter, an independent chartered accountant of not less than 10 (ten) years' standing;

12.2.2	primarily a legal matter, a practising Senior Counsel or commercial attorney of not less than 10 (ten) years' standing; and

12.2.3	any other matter, a suitably qualified independent person.

12.3
The appointment of the arbitrator shall be agreed upon between the Parties, but failing agreement between them within a period of 14 (fourteen) days after the arbitration has been demanded by a Party by notice in writing to the others, a Party shall be entitled to request the High Court of Zimbabwe to make the appointment.

12.4	The arbitrator shall have the powers conferred upon an arbitrator under the Act.

12.5
A Party shall have the right to appeal against the decision of the arbitrator in accordance with the Act. The decision resulting from such appeal shall be final and binding on the Parties, and may be made an order of any court of competent jurisdiction. The Parties hereby submit to the jurisdiction of the High Court of Zimbabwe sitting at Harare should a Party wish to make the arbitrator's decision an order of Court.

12.6
The fact that any dispute has been referred to or is the subject of arbitration in terms of this clause 12, as well as any information submitted or furnished to the arbitrators or in any other manner forming part of the record of any arbitration proceedings, shall be kept confidential by the parties to such arbitration proceedings, and the parties to such proceedings shall use their reasonable endeavours to procure that all their employees, agents or advisers who are involved in or who obtain knowledge of any confidential information disclosed during such proceedings, shall be made aware of, and shall undertake in writing to be bound by, and to comply with, the provisions of this clause 12.

   13 GOVERNING LAW AND JURISDICTION

13.1	The interpretation of this Agreement shall be governed by the law of the Zimbabwe in all respects.

13.2	Any Party shall be entitled to institute all or any proceedings against any the other Parties in connection with this Agreement in the High Court of Zimbabwe sitting at Harare.

   14   INTERPRETATION

14.1	In this Agreement, unless the context requires otherwise:

14.1.1	words importing any one gender shall include the other 2 (two) genders;

14.1.2	the singular shall include the plural and vice versa; and

14.1.3	a reference to natural persons shall include created entities (corporate or unincorporated) and vice versa.

14.2	In this Agreement, the headings have been inserted for convenience only and shall not be used for nor assist or affect its interpretation.

14.3
If anything in a definition is a substantive provision conferring rights or imposing obligations on anyone, effect shall be given to it as if it were a substantive provision in the body of this Agreement.

   15  GENERAL

15.1	This Agreement contains the entire agreement between the Parties as to the subject matter hereof.

15.2	No Party shall have any claim or right of action arising from any undertaking, representation or warranty not included in this Agreement.

15.3
No failure by a Party to enforce any provision of this Agreement shall constitute a waiver of such provision or affect in any way that Party’s right to require performance of any such provision at any time in the future, nor shall the waiver of any subsequent breach nullify the effectiveness of the provision itself.

15.4	No agreement to vary, add to, or cancel this Agreement shall be of any force or effect unless reduced to writing and signed on behalf of all of the Parties to this Agreement.

15.5	No Party may cede any of its rights or delegate any of its obligations under this Agreement without the prior written consent of the other Parties to this Agreement.

15.6	This Agreement may be signed in counterparts, in which event the originals together will constitute the entire agreement between the Parties.

   16   COSTS

Each Party shall bear its own costs to be incurred in connection with the drafting and negotiation of this Agreement.

SIGNED at	on	2012

For:	GWANDA COMMUNITY SHARE OWNERSHIP TRUST

_________________________________ Signatory: Capacity: Authority:

SIGNED at	on	2012

For:	BLANKET MINE (1983) (PRIVATE) LIMITED

_________________________________ Signatory: Capacity: Authority:

SIGNED at	on	2012

For:	CALEDONIA HOLDINGS ZIMBABWE (PRIVATE) LIMITED

_________________________________ Signatory: Capacity: Authority: